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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                      UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   913 36M 105

                                 (CUSIP Number)

                                December 31, 2002

             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule to which this Schedule is filed:

         [ ]   Rule 13d-1 (b)

         [ ]   Rule 13d-1 (c)

         [X]   Rule 13d-1 (d)


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CUSIP No.:   913 36M 105


1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust


2)   Check the Appropriate Box if a Member of a Group

     (a)   Not Applicable
     (b)   [ X ]


3)   SEC Use Only


4)   Citizenship or Place of Organization                        United Kingdom


Number of                  5)    Sole Voting Power               3,100,235
Shares
Beneficially               6)    Shared Voting Power             870,000
Owned
by Each                    7)    Sole Dispositive Power          3,100,235
Reporting
Person With                8)    Shared Dispositive Power        870,000



9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                      3,970,235


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row (9)           3.995%


12)  Type of Reporting Person                                    IN



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 CUSIP No.:   913 36M 105


1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Shutt Family Limited Partnership


2)   Check the Appropriate Box if a Member of a Group

     (a)    Not Applicable
     (b)    [ X ]


3)   SEC Use Only


4)   Citizenship or Place of Organization                              Delaware


Number of                  5)    Sole Voting Power                     0
Shares
Beneficially               6)    Shared Voting Power                   870,000
Owned
by Each                    7)    Sole Dispositive Power                0
Reporting
Person With                8)    Shared Dispositive Power              870,000



9)   Aggregate Amount Beneficially Owned by Each Reporting Person      870,000


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11)  Percent of Class Represented by Amount in Row (9)                 0.875%


12)  Type of Reporting Person                                          PN



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ITEM 1(a)         NAME OF ISSUER:

                           Universal Access Global Holdings Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE:

                           233 South Wacker Drive, Suite 600, Chicago,
                           Illinois  60606

ITEM 2(a)         NAME OF PERSON FILING:

                           Patrick C. Shutt, individually and as Trustee of the Patrick C. Shutt Declaration of Trust

                           Shutt Family Limited Partnership ("SFLP")

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           233 South Wacker Drive, Suite 600, Chicago,
                           Illinois  60606

ITEM 2(c)         CITIZENSHIP:

                           SFLP is a Delaware limited partnership and Patrick C. Shutt is a citizen of the United Kingdom

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.01 per share

ITEM 2(e)         CUSIP NUMBER:

                           913 36M 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment company registered under section 8 of the Investment Company Act
         (e) [ ] An investment adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b(1)(ii)(F)
         (g) [ ] A parent holding company, in accordance with section 240.13d-1(b)(ii)(G)
         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
         (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)



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ITEM 4. OWNERSHIP

         (a)      Amount Beneficially Owned:

                           (1)   By Patrick Shutt:  3,970,235 shares of Common
                                 Stock*

                           (2)   By SFLP: 870,000 shares of Common Stock

         (b)      Percent of Class:

                           (1)   By Patrick C. Shutt:  3.995%

                           (2)   By SFLP:  0.875%

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote                 (1) Patrick C. Shutt: 3,100,235
                                                                                (2) SFLP:  0

                  (ii)  shared power to vote or to direct the vote              (1) Patrick C. Shutt: 870,000
                                                                                (2) SFLP:  870,000

                  (iii) sole power to dispose or to direct the disposition of   (1) Patrick C. Shutt: 3,100,235
                                                                                (2) SFLP:  0

                  (iv) shared power to dispose or to direct the disposition of  (1) Patrick C. Shut: 870,000
                                                                                (2) SFLP:  870,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                           Not Applicable



--------
* Amount beneficially owned by Patrick C. Shutt includes 2,350,235 shares held as Trustee of the Patrick C. Shutt Declaration of Trust; 150,000 shares held by Patrick C. Shutt individually, and options to purchase 600,000 shares of Common Stock of Issuer exercisable within 60 days of December 31, 2002. As general partner of SFLP, Mr. Shutt has the power to vote or direct the vote and to dispose or direct the disposition of the 870,000 shares of Common Stock held by SFLP.


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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                           The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable



ITEM 10. CERTIFICATION


                  Not Applicable



Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003

/s/ Patrick C. Shutt
---------------------------------
Patrick C. Shutt, individually and
as Trustee of the Patrick C. Shutt
Declaration of Trust

Shutt Family Limited Partnership

By:      /s/ Patrick C. Shutt
         ------------------------

         Name:   Patrick C. Shutt
         Title:  General Partner

               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Universal Access Global Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the


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completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons purchase to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Date:  February 14, 2003

/s/ Patrick C. Shutt
---------------------------------
Patrick C. Shutt, individually and
as Trustee of the Patrick C. Shutt
Declaration of Trust

Shutt Family Limited Partnership

By:      /s/ Patrick C. Shutt
         ------------------------

         Name:   Patrick C. Shutt
         Title:  General Partner




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